Exhibit 99.1

RIO ALTO PROVIDES FINANCING UPDATE

For Immediate Dissemination	July 16, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE:RIOM) is pleased to announce it has fulfilled its obligations to Red Kite Explorer Trust (“Red Kite”) in relation to its Operating Loan Agreement (“Operating Loan”) and Gold Prepayment Agreement (“Prepayment”). The Company repaid $3 million United States Dollars (“USD”), plus accrued interest of $584 thousand USD owing on the Operating Loan on July 11, 2014, as well as delivered the final 3,881 notional ounces of gold owing to Red Kite on July 14, 2014.

Kathryn Johnson, Chief Financial Officer, commented: “Rio Alto is pleased to have fulfilled its obligations under the Operating Loan and the Prepayment to Red Kite. I thank Red Kite for the support they have shown Rio Alto since the initiation of the Operating Loan in 2010.”

Rio Alto has also drawn $35 million USD of funds from the term loan of $50 million USD obtained from Banco de Crédito del Perú and structured by Credicorp Capital Servicios Financieros S.A. These funds will be used for working capital.

Forward-Looking Statements
This news release contains certain forward-looking information. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

About RK Mine Finance
RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, and Shanghai. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors. Additional details on RK Mine Finance are available on the website www.rkminefinance.com.

About Credicorp Capital Servicios Financieros S.A.
Credicorp Capital Servicios Financieros S.A. is part of the Credicorp Ltd. group, engaged in financial and investment advisory activities at a regional scale and primarily focused on the Latin American Integrated Market (Mercado Integrado Latinoamericano, or “MILA”). MILA is listed on the stock exchanges of Peru, Chile and Colombia.

About Banco de Crédito del Perú
Banco de Crédito del Perú is the leading bank in Peru and the main supplier of integrated financial services that provides a complete range of corporate and retail banking products to corporate and retail clients through its greatest coverage nationwide distribution network. It is a subsidiary of Credicorp Ltd., holding company listed in the New York Stock Exchange (NYSE:BAP).

ON BEHALF OF RIO ALTO MINING LIMITED
Kathryn Johnson
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Kathryn Johnson, CFO		Alejandra Gomez, Investor Relations
Phone:	604.628.1401	Phone:	604.628.1401
Fax:	866.393.4493	Fax:	866.393.4493
Email:	kathrynj@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com